[redacted]

09057550

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUTTER & COMPANY BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15415 CLAYTON ROAD
(No. and Street)

BALLWIN (City) MISSOURI (State) 63017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBORAH CASTIGLIONI 636-537-8770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD INDUSTRIAL BLVD., CHESTERFIELD, MO 63005
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MICHAEL PATTERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUTTER & COMPANY BROKERAGE, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LISA M. SINGER
Notary Public – Notary Seal
STATE OF MISSOURI
Commission for St. Louis County
My Commission Expires Oct. 25, 2009
Commission #05788142

CUTTER & COMPANY BROKERAGE, INC.

Audited Financial Statements
For the Years Ended
December 31, 2008 and 2007

TABLE OF CONTENTS

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cutter & Company Brokerage, Inc.
Ballwin, Missouri

We have audited the accompanying statement of financial condition of Cutter & Company Brokerage, Inc. (a corporation) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cutter & Company Brokerage, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information located on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
February 11, 2009

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash	$ 385,429	$ 276,963
Marketable Securities Owned, at Market Value	82,435	113,147
Accounts Receivable	265,732	334,913
Broker Advances	11,810	5,307
Prepaid Expenses	30,316	33,603
Deferred Tax Benefit	19,146	27,564
TOTAL CURRENT ASSETS	794,868	791,497
FIXED ASSETS		
Furniture and Fixtures	62,950	61,807
Equipment	27,101	24,683
Building Improvements	38,381	35,757
Computer	124,633	114,938
Accumulated Depreciation	(185,716)	(152,212)
TOTAL FIXED ASSETS	67,349	84,973
OTHER ASSETS		
Notes Receivable - Brokers	34,894	-
Deposits	36,209	36,362
TOTAL OTHER ASSETS	71,103	36,362
TOTAL ASSETS	$ 933,320	$ 912,832

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008 and 2007

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
CURRENT LIABILITIES		
Accounts Payable	$ 9,511	$ 48,614
Accrued Wages and Commissions	139,910	184,103
401(k) Payable	50,007	24,999
Corporate Income Tax Payable	14,439	25
TOTAL CURRENT LIABILITIES	213,867	257,741
LONG TERM LIABILITIES		
Deferred Tax Liability	8,135	12,218
TOTAL LONG TERM LIABILITIES	8,135	12,218
TOTAL LIABILITIES	222,002	269,959
STOCKHOLDERS' EQUITY		
Common Stock, $1 par value, 30,000 shares authorized, 5,333 shares issued and outstanding	5,333	5,000
Additional Paid-in Capital	124,515	12,456
Retained Earnings	729,110	728,981
Accumulated Other Comprehensive Income	(152,198)	(103,693)
Current Earnings	4,558	129
TOTAL STOCKHOLDERS' EQUITY	711,318	642,873
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 933,320	$ 912,832

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF INCOME
For the Years Ended December 31, 2008 and 2007

	2008	%	2007	%
INCOME				
Commission and Fee Income	$ 7,653,227	100.00	$ 7,366,569	100.00
TOTAL INCOME	7,653,227	100.00	7,366,569	100.00
OPERATING EXPENSES				
Advertising	8,415	0.11	1,436	0.02
Leads	1,573	0.02	16,499	0.22
Auto Expense	1,362	0.02	409	0.01
Bank Charges	62	0.00	181	0.00
Charitable Contributions	2,775	0.04	2,463	0.03
Club Dues	18,472	0.24	18,058	0.25
Clearing Charges and Exchange Fees	432,280	5.65	285,372	3.87
Outside Brokers Commissions	5,006,175	65.41	4,970,300	67.47
Depreciation Expense	33,504	0.44	27,844	0.38
Dues and Subscriptions	36,413	0.48	26,896	0.37
HRA Expense	5,406	0.07	1,138	0.02
401(k) Expense	86,626	1.13	63,422	0.86
Promotions	6,895	0.09	11,152	0.15
Insurance	56,016	0.73	41,739	0.57
Interest Expense	1,481	0.02	1,866	0.03
Accounting and Audit Fees	15,249	0.20	10,426	0.14
Legal and Professional Fees	1,273	0.02	13,123	0.18
Licenses Expense	1,216	0.02	598	0.01
Business Meetings	7,178	0.09	8,573	0.12
Meals and Entertainment	28,287	0.37	16,613	0.23
Miscellaneous Expense	90	0.00	12,664	0.17
Office Expense	20,063	0.26	17,966	0.24
Payroll Taxes	69,786	0.91	62,434	0.85
Payroll Services	3,912	0.05	3,204	0.04
Postage and Delivery	13,719	0.18	11,205	0.15
Registration Fees	10,873	0.14	8,272	0.11
Rent Expense	187,595	2.45	182,616	2.48
Repairs and Maintenance	59,004	0.77	32,764	0.44
Salaries	1,438,473	18.80	1,329,060	18.04
Office Supplies	21,443	0.28	14,668	0.20
De Minimis Fringes	3,066	0.04	3,277	0.04
Copier Contract Expense	11,922	0.16	8,129	0.11
Phone and Communication	17,873	0.23	22,438	0.30
Travel	8,007	0.10	13,891	0.19
Training and Professional Development	1,739	0.02	6,291	0.09
Recruitment	37,500	0.49	15,939	0.22
Outside Consulting	750	0.01	-	-
Other Taxes	1,912	0.02	1,398	0.02
TOTAL OPERATING EXPENSES	7,658,385	100.07	7,264,324	98.61
INCOME FROM OPERATIONS	$ (5,158)	(0.07)	$ 102,245	1.39

See accountants' report and notes to financial statements
Holt & Patterson, LLC

CUTTER & COMPANY BROKERAGE, INC.

STATEMENT OF INCOME

For the Years Ended December 31, 2008 and 2007

	2008	%	2007	%
OTHER INCOME				
Interest and Dividend Income	$ 8,735	0.11	$ 17,600	0.24
Miscellaneous Income	6,216	0.08	-	-
Rental Income	5,297	0.07	-	-
TOTAL OTHER INCOME	20,248	0.26	17,600	0.24
OTHER EXPENSES				
Penalties and Fines	175	0.00	-	-
Loss on Sale of Asset	-	-	111,769	1.52
TOTAL OTHER EXPENSES	175	-	111,769	1.52
INCOME BEFORE TAXES	14,915	0.20	8,076	0.11
INCOME TAX				
Federal Income Tax Expense	10,606	0.14	1,556	0.02
State Income Tax Expense	3,833	0.05	665	0.01
Deferred Federal Income Tax Expense (Benefit)	(2,916)	(0.04)	4,090	0.06
Deferred State Income Tax Expense (Benefit)	(1,166)	(0.02)	1,636	0.02
TOTAL INCOME TAX	10,357	0.14	7,947	0.11
NET INCOME(LOSS)	$ 4,558	0.06	$ 129	0.00

CUTTER & COMPANY BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE AT DECEMBER 31, 2007	$ 5,000	$ 12,456	$ 729,110	$ (103,693)	$ 642,873
COMPREHENSIVE INCOME					
Net Income			4,558		4,558
Other Comprehensive Income:					
Unrealized Gains (Losses) on Securities					
Unrealized Holding Gains (Losses) Arising During the Period				(40,087)	(40,087)
Less: Reclassification Adjustment					
Income Tax Expense Related to Other Comprehensive Income				(8,418)	(8,418)
Total Other Comprehensive Income:					(48,505)
TOTAL COMPREHENSIVE INCOME					598,926
ISSUANCE OF COMMON STOCK	333	112,059			112,392
DIVIDENDS DECLARED					-
BALANCE AT DECEMBER 31, 2008	$ 5,333	$ 124,515	$ 733,668	$ (152,198)	$ 711,318

CUTTER & COMPANY BROKERAGE, INC.

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 4,558	$ 129
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	33,504	27,844
Deferred Income Tax Expense (Benefit)	(4,082)	5,726
Loss (Gain) on Sale of Fixed Asset	-	111,769
Decrease (Increase) in Accounts Receivable	69,182	(62,644)
Decrease (Increase) in Prepaid Expenses	3,286	551
Decrease (Increase) in Deposits	152	(1,646)
Decrease (Increase) in Other Assets	(41,397)	(649)
Increase (Decrease) in Accounts Payable	(39,103)	7,429
Increase (Decrease) in Accrued Expenses	(19,185)	(69,652)
Increase (Decrease) in Corporate Income Tax Payable	14,414	(1,783)
Total Adjustments	16,771	16,945
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	21,329	17,074
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Marketable Securities	(9,375)	-
Purchase of Fixed Assets	(15,880)	(78,624)
NET CASH USED IN INVESTING ACTIVITIES	(25,255)	(78,624)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from stock sold	112,392	-
NET CASH USED IN FINANCING ACTIVITIES	112,392	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	108,466	(61,550)
CASH AND CASH EQUIVALENTS, beginning of year	276,963	338,513
CASH AND CASH EQUIVALENTS, end of year	$ 385,429	$ 276,963

Supplemental Disclosure:

	2008	2007
Interest Paid	$ 1,481	$ 1,866
Corporate Income Tax Paid	$ 407	$ 7,894

CUTTER & COMPANY BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2008 and 2007

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations:

Cutter & Company Brokerage, Inc. is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company was formed for the purpose of trading and dealing in stocks, bonds and all other types of securities. The Company does not hold funds or securities for customers, or owe money for securities to customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption.

Accounting Method:

The accrual method of accounting is utilized by recognizing income when earned and expenses when incurred. For income tax purposes, the Company reports under the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits.

Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable:

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2008 and 2007. The bad debt expense balance at December 31, 2008 and 2007, was $-0- and $-0-, respectively.

CUTTER & COMPANY BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2008 and 2007

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Continued)

Marketable Securities:

Marketable securities are stated at the lower of aggregate cost or market. Market value and cost at December 31, 2008 and 2007, was as follows:

	2008	2007
Cost	$ 253,778	$ 244,403
Market Value	$ 82,435	$ 113,147

Property and Equipment:

Depreciation of property and equipment is provided for in the financial statements using the straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense charged to operations for the year ended December 31, 2008 and 2007, was $33,504 and $27,844 respectively.

Property and equipment are summarized by the major classification as follows:

Classification	Useful Lives for Purposes of Depreciation	2008	2007
Furniture and Fixtures	5-7 years	$ 62,950	$ 61,807
Equipment	5-7 years	27,101	24,683
Building Improvements	39 years	38,381	35,757
Computers	5 years	124,633	114,938
Subtotal		253,065	237,185
Less: Accumulated Depreciation – Fixtures and Equipment		(185,518)	(150,151)
Less: Accumulated Depreciation – Improvements		(198)	(2,061)
Subtotal		(185,716)	(152,212)
Total		$ 67,349	$ 84,973

The Company has not recorded depreciation in accordance with generally accepted accounting principles. The effects of this departure from generally accepted accounting principles are not material.

Income Taxes:

The Company has adopted SFAS 109, Accounting for Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. The items resulting in deferred taxes are as follows:

	2008	2007
Depreciation	$ (38,738)	$ (58,173)
Other Comprehensive Income Attributable to Unrealized Holding Losses on Securities	171,343	131,256
Total	$ 132,605	$ 73,083

Deferred tax assets and/or liabilities are classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. At December 31, 2008 and 2007, the Company had total current deferred tax assets of $19,146 and $27,564, respectively and total long-term deferred tax liabilities of $8,135 and $12,218, respectively.

NOTE 2: RETIREMENT PLAN

At the beginning of 2006, the Company elected to adopt a safe harbor plan for the Company match and still maintain the discretionary profit sharing plan contributions for all eligible employees. With this plan, the Company match changed to match 100% of the first 3% withheld and 50% of the next 4th and 5th percent elected to defer. At December 31, 2008 and 2007, the Company elected to contribute an overall percentage of 6.0% and 4.8%, respectively to the profit sharing plan. The employer match and profit sharing plan contribution charged to operation for the years ended December 31, 2008 and 2007 was $86,626 and $63,422, respectively.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Future aggregate annual rental for office space at December 31, 2008, is approximately $180,250 for 2009, and $90,125 for 2010. The lease on the office space expires July 19, 2010. The lease has an option for renewal for 3 years and was entered into on July 19, 2007. Future aggregate minimum annual rentals for the copier equipment lease at December, 31, 2008, are approximately $8,109 per year for 2009, 2010 and $6,757 for 2011. The lease on the copier equipment is set to expire in October 2011. At that time, the Company has an option to extend the lease for an additional year.

NOTE 3: COMMITMENTS AND CONTINGENCIES(Continued)

Rent expense charged to operations for the years ended December 31, 2008 and 2007, was $187,595 and $182,616, respectively.

In the normal course of business, the Company is party to litigation and arbitration actions involving their broker activities. It is management's opinion that sufficient reserves have been provided for the financial statements and that errors and omission insurance coverage is adequate to provide for any significant judgments resulting from said litigation or arbitration.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1500 percent of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's net capital would fail to exceed 120 percent of the minimum dollar amount required. At December 31, 2008 and 2007, the Company had the following allowable net capital of $480,657 and $351,960, respectively, which was $430,657 and $301,970 in excess of the minimum required. The percentage of aggregate indebtedness to net capital at December 31, 2008 and 2007, was 44% and 75%, respectively.

NOTE 5: RECRUITING AND LEAD EXPENSE

During 2006, the Company chose to increase their recruiting efforts in order to increase their client base. In 2008 they changed recruitment firms.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company has a lease with Cutter & Company Real Estate Holding, LLC which is owned by the majority stockholder. See Note 3.

NOTE 7 - SIGNIFICANT CONCENTRATIONS

Generally accepted accounting principles require disclosure of current vulnerabilities due to certain concentrations. Those matters include the following:

Major Brokers

They have one broker that generates 22% of their revenue. While this is a significant concentration, it is less of a concern as only ten percent of the earnings from the broker are reflected in the Company's revenue.

SUPPLEMENTARY INFORMATION

CUTTER & COMPANY BROKERAGE, INC.

COMPUTATION OF NET CAPITAL

As of December 31, 2008

Net Capital Computation:

Stockholders' Equity	$ 711,318
Deductions and/or charges	
Total Stockholders' Equity Qualified for Net Capital	711,318
Less: Non-allowable Assets:	
Property and Equipment	67,349
Other Assets	141,121
Accounts Receivable	9,511
Prepaid Expenses	1,657
Haircut on securities	11,023
Subtotal	230,661
Net Capital	$ 480,657

See accountants' report and notes to financial statements

Holt & Patterson, LLC

CUTTER & COMPANY BROKERAGE, INC.

COMPUTATION OF NET CAPITAL REQUIREMENT

As of December 31, 2008

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	14,259
Minimum Dollar Net Capital Required	$	50,000
Net Capital Requirement (Greater of the Above)	$	50,000
Excess Net Capital	$	430,657
Percentage of Aggregate Indebtedness to Net Capital		44 %
Percentage of Debt to Debt-Equity	N/A	

SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts Payable	$	9,511
Income Taxes Payable		14,439
Accrued Expenses		189,917
	$	213,867

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	491,141
Net audit adjustments		(10,484)
	$	480,657

HOLT & PATTERSON, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors Report on Internal Control Required by SEC Rule 17a-5

February 11, 2009

The Board of Directors
Cutter & Company Brokerage, Inc.
Chesterfield, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of Cutter & Company Brokerage, Inc., for the years ended December 31, 2008 and 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101